GulfMark Offshore Reports Record
4th Quarter 2005 Results

     March 8, 2006 - Houston - GulfMark Offshore, Inc. (NASDAQ:GMRK) today announced net income of $8.2 million, or $0.39 per diluted share on revenue of $51.6 million for the quarter ended December 31, 2005. This compares to net income of $8.9 million, or $0.44 per share (diluted) on revenue of $41.4 million for the fourth quarter of 2004. The fourth quarter 2004 results include an income tax benefit of $4.8 million, or $0.24 per diluted share resulting mainly from the release of deferred tax liabilities related to a tax audit.

     For the year ended December 31, 2005 net income was $38.4 million, or $1.86 per diluted share, on record revenue levels of $204.0 million. For the year ended December 31, 2004, the reported net loss was $4.6 million, or $(0.23) per diluted share. There were several financial adjustments made during 2004 that impacted the results: debt refinancing costs; tax benefits; and the cumulative effect of the accounting change from capitalizing and amortizing drydock costs to expensing such costs. Operating income for the year ended December 31, 2005 was $59.7 million compared to $15.9 million for the year ended December 31, 2004.

     The fourth quarter 2005 financial results, when compared to the same period in 2004, reflect the continuation of a dramatic turnaround in the market. Operating income for the three months ended December 31, 2005 was $13.1 million, 79% higher than the $7.3 million for the same period in 2004. The increase in operating income for the quarter was mainly driven by the 25% increase in revenue from $41.4 million in 2004 to $51.6 million in 2005. The increase in revenue resulted from: (1) increased day rates in all regions; (2) the addition of the Titan and Coloso late in the second quarter of 2005 and the addition of the Sea Intrepid in November 2005; (3) full year impact of the Highland Citadel purchased in December 2004; and (4) improved vessel utilization.

     Mr. Bruce Streeter, President and COO of the Company commented: "Our results for the fourth quarter and the year reflect continued strength in our primary markets. This is particularly true for the North Sea as well as those locations where we have repositioned our vessels to take advantage of the strengthening worldwide conditions. As we look ahead at 2006 and beyond, our overall contract outlook continues to improve as we have already secured approximately 75% contract cover for 2006 and 40% for 2007. This should not only help provide earnings stability, but also create a strong cash flow base as we embark on our recently announced new build program. In Southeast Asia, the continued high level of utilization in 2005 is indicative of the dynamic growth in that market. Recently, we commented on the typical low level of contract cover in Southeast Asia that we started the year with. I am pleased to announce that contract agreements now in place bring cover for that region to more than 42% for 2006 and almost 10% for 2007 compared to the 10% level for 2006 we had previously identified. In the Americas, a fully contracted market, the average day rate in 2005 is slightly below the year ago period; however, this is the result of a change in the mix of our equipment as we expand in the area and not reflective of any change in market dynamics.

GulfMark Offshore, Inc.
Press Release
March 8, 2006

     In continuation of the Company's strategy to enhance earnings potential and build value, we committed to, and have begun to build, six new 10,600 BHP AHTS vessels. As we announced earlier in the year, these vessels are of a new design developed by the Company in conjunction with Keppel Singmarine. They incorporate attributes selected specifically to meet the needs of our customer base when the vessels enter the market. As a complement to the six new vessels, we also acquired two vessels already under construction, the Sea Guardian and the Sea Sovereign. These vessels are expected to deliver in the second and fourth quarters of 2006, respectively. Additionally, we are participating in a joint venture for the construction of two large platform supply vessels of the new Aker 09 design. These vessels are expected to deliver in the first and third quarters of 2007. Previous vessel additions were largely responsible for the dramatic improvement in 2005 earnings and we believe will continue to do so in years to come. The new build vessels reflect a disciplined approach to matching our equipment to our customers' needs. They will afford us significant increases in asset value while enhancing our earnings capacity at an exciting period of industry expansion. The year 2005 was a very strong year as we made great strides in earnings, in developing contractual relationships, and in expanding our areas of operations. We expect all of these factors will provide both stable forward earnings and growth potential as both our mix and type of ships continues to improve."

     At December, 2005 the Company had working capital of $34.9 million, including $24.2 million in cash. The Company had total long term debt of $247.7 million, consisting of $159.4 million of 7.75% senior notes, $8.6 million related to certain vessel mortgages, $0.3 million related to the Aker Joint Venture capital contribution (construction of the Aker PSV09 vessel), and $79.4 million under our revolving credit facilities.

     GulfMark will hold a conference call to discuss the earnings with analysts, investors and other interested parties at 9:00 A.M. EST/8:00 A.M. CST on March 9, 2006. Those interested in participating in the conference call should call 877/381-5943 (706/679-4543, if outside the U.S. and Canada) 5 minutes in advance of the start time and ask for the GulfMark conference. The conference call will also be available via audio web cast at http://www.vcall.com or http://www.investorcalendar.com. A telephonic replay of the conference call will be available for 4 days, starting approximately 2 hours after the completion of the call, and can be accessed by dialing 800/642-1687 (international calls should use 706/645-9291) and entering access code 6002586.

     GulfMark Offshore, Inc. provides marine transportation services to the energy industry through a fleet of fifty-nine (59) offshore support vessels, primarily in the North Sea, offshore Southeast Asia, and the Americas.

Contact:          Edward A. Guthrie, Executive Vice President
                       E-mail: Ed.Guthrie@GulfMark.com
                       (713) 963-9522

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risk, uncertainties and other factors. Among the factors that could cause actual results to differ materially are: price of oil and gas and their effect on industry conditions; industry volatility; fluctuations in the size of the offshore marine vessel fleet in areas where the Company operates; changes in competitive factors; delay or cost overruns on construction projects and other material factors that are described from time to time in the Company's filings with the SEC. Consequently, the forward-looking statements contained herein should not be regarded as representations that the projected outcomes can or will be achieved.

GulfMark Offshore, Inc.
Press Release
March 8, 2006

Statement of Operations	Three Months Ended
	--------------------------------------------------------------
	December 31, 2005	September 30, 2005	December 31, 2004
	------------------	------------------	-----------------
Revenues	$51,588	$53,048	41,424
Direct operating expenses	22,567	20,044	19,252
Drydock expense	2,536	1,497	2,693
Bareboat charter expense	1,046	1,056	-
General and administrative expenses	5,184	4,684	5,273
Depreciation expense	7,161	7,260	6,904
	------------------	------------------	-----------------
Operating Income	13,094	18,507	7,302

Interest expense	(4,827)	(4,657)	(4,723)
Interest income	260	78	146
Foreign currency gain (loss) and other	790	162	1,350
	------------------	------------------	-----------------
Income from continuing operations before income taxes	9,317	14,090	4,075
Income tax (provision) benefit	(1,140)	(1,058)	4,822
	------------------	------------------	-----------------
NET INCOME	$8,177	$13,032	$8,897
	===========	===========	==========
Earnings per share:
Basic	$0.41	$0.65	$0.45
Diluted	$0.39	$0.63	$0.44
Weighted average common shares	20,091	20,046	19,940
Weighted average diluted common shares	20,787	20,723	20,417

GulfMark Offshore, Inc.
Press Release
March 8, 2006

Operating Statistics	Three Months Ended
	------------------------------------------------------------
	December 31, 2005	September 30, 2005	December 31, 2004
	------------------	----------------	-----------------
Revenues by Region (000's)
North Sea based fleet	$39,160	$42,187	$31,694
Southeast Asia based fleet	5,710	4,613	4,644
Americas based fleet	6,718	6,248	5,086
Rates Per Day Worked
North Sea based fleet	$14,974	$16,149	$14,134
Southeast Asia based fleet	6,083	5,808	5,453
Americas based fleet	11,277	10,294	11,449
Overall Utilization
North Sea based fleet	93.6%	93.2%	83.2%
Southeast Asia based fleet	94.9%	88.0%	93.7%
Americas based fleet	95.4%	98.0%	98.0%
Average Owned/Chartered Vessels
North Sea based fleet	31.0	31.0	29.3
Southeast Asia based fleet	10.7	10.0	10.0
Americas based fleet	7.0	7.0	5.0
	------------------	----------------	-----------------
Total	48.7	48.0	44.3
	===========	==========	===========
Drydock Activity(1)
North Sea based fleet	1	2	2
Southeast Asia based fleet	1	2	1
Americas based fleet	1	0	0
	------------------	----------------	-----------------
Total	3	4	3
	===========	==========	===========
Expenditures (000's)	$2,536	$1,497	$2,693
	===========	==========	===========

	At March 7, 2006		At March 15, 2005
	-----------------------------------		---------------------------------
	2006(3)	2007(3)	2005(3)	2006(3)
	-------------	--------------	-------------	------------
Forward Contract Cover(2)
North Sea based fleet	82.6%	41.9%	66.8%	37.3%
Southeast Asia based fleet	42.7%	9.9%	60.2%	12.7%
Americas based fleet	92.8%	73.5%	96.5%	78.5%
	-------------	--------------	------------	------------
Total	75.0%	39.2%	69.3%	38.2%
	=========	=========	========	=========

(1) Represents number of completed drydocks in period.
(2) Forward contract cover represents number of days vessels are under contract or option by customers divided by total calendar days vessels are available for charter hire.
(3) Represents full year (1/1-12/31).

GulfMark Offshore, Inc.
Press Release
March 8, 2006

Statement of Operations	Twelve Months Ended
	---------------------------------------
	December 31, 2005	December 31, 2004
	---------------	------------------
Revenues	$204,042	$139,312
Direct operating expenses	82,803	71,239
Drydock expense	9,192	8,966
Bareboat charter expense	3,864	1,410
General and administrative expenses	19,572	15,666
Depreciation expense	28,875	26,137
	---------------	------------------
Operating Income	59,736	15,894
Interest expense	(19,017)	(17,243)
Interest income	569	276
Debt refinancing costs	-	(6,524)
Foreign currency gain (loss) and other	484	3,799
	---------------	------------------
Income (loss) from continuing operations before income taxes and cumulative effect of change in accounting principle	41,772	(3,798)
Income tax (provision) benefit	(3,382)	6,476
	---------------	------------------
Income before cumulative effect of change in accounting principle	38,390	2,678
Cumulative effect on prior years of change in accounting principle - net of $773 related tax effect	−	(7,309)
	---------------	------------------
NET INCOME (LOSS)	38,390	$(4,631)
	==========	==========
Earnings per share:
Basic - before cumulative effect of change in an accounting principle	$1.92	$0.13
Cumulative effect on prior years of change in accounting principle	−	(0.36)
	---------------	------------------
Net income (loss)	$1.92	$(0.23)

Diluted - before cumulative effect of change in accounting principle	$1.86	$0.13
Cumulative effect on prior years of change in accounting principle	−	(0.36)
	---------------	------------------
Net income (loss)	$1.86	$(0.23)

Weighted average common shares	20,031	19,938
Weighted average diluted common shares	20,666	19,938

GulfMark Offshore, Inc.
Press Release
March 8, 2006

Operating Statistics	Twelve Months Ended
	--------------------------------------
	December 31, 2005	December 31, 2004
	-------------------	-----------------
Revenues by Region (000's)
North Sea based fleet	$160,276	$103,190
Southeast Asia based fleet	19,570	17,505
Americas based fleet	24,196	18,617

Rates Per Day Worked
North Sea based fleet	$15,530	$11,862
Southeast Asia based fleet	5,849	5,137
Americas based fleet	11,518	12,137

Overall Utilization
North Sea based fleet	91.9%	80.9%
Southeast Asia based fleet	91.6%	82.2%
Americas based fleet	95.6%	91.6%

Average Owned/Chartered Vessels
North Sea based fleet	30.8	29.4
Southeast Asia based fleet	10.2	11.6
Americas based fleet	6.2	4.6
	------------------	-----------------
Total	47.2	45.6
	===========	===========
Drydock Activity(1)
North Sea based fleet	10	9
Southeast Asia based fleet	4	2
Americas based fleet	3	1
	----------------	---------------
Total	17	12
	===========	===========
Expenditures (000's)	$9,192	$8,966
	===========	===========

(1) Represents number of completed drydocks in period.

GulfMark Offshore, Inc.
Press Release
March 8, 2006

Balance Sheet Data ($000)	As of December 31, 2005	As of December 31, 2004
	-----------------------	------------------------
Cash	$24,190	$17,529
Working capital	34,941	7,948
Vessel and equipment, net	485,417	520,574
Construction in progress	25,029	18,404
Total assets	613,915	632,718
Long term debt	247,685	258,022
Shareholders' equity	320,096	316,157
Cash Flow Data ($000)	Twelve Months Ended December 31, 2005	Twelve Months Ended December 31, 2004
	-----------------------	------------------------
Cash flow from operating activities	$64,913	$25,561
Cash flow used in investing activities	(43,343)	(40,404)
Cash flow (used in) provided by financing activities	(15,674)	23,005